FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 19, 2004

Commission File Number: 0001275816

PowerDsine Ltd.
(Translation of registrant's name into English)

1 Hanagar Street, Neve Ne’eman Industrial Zone, Hod Hasharon, Israel 45421
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]           Form 40-F [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ]           No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On October 19, 2004, PowerDsine Ltd. issued a press release announcing financial results for the third quarter ended September 30, 2004.

A copy of this press release is annexed hereto as Exhibit 1.

The following document is attached hereto and incorporated by reference herein:

Exhibit 1.	Press Release, dated October 19, 2004, announcing financial results for the third quarter ended September 30, 2004.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PowerDsine Ltd.

By:	/s/ Igal Rotem

Igal Rotem
Chief Executive Officer

Date October 19, 2004

Exhibit Index

Exhibit 1.	Press Release, dated October 19, 2004, announcing financial results for the third quarter ended September 30, 2004.

Exhibit 1

For More Information, Please Contact:

Julie Shafiki	Todd Fromer / Erika Levy
Director of Corporate Communications	KCSA Worldwide
PowerDsine Ltd.	Phone: 212-896-1215 / 1208
Phone: +972-9-775-5118	Email: tfromer@kcsa.com / elevy@kcsa.com
Email: JulieS@powerdsine.com

FOR IMMEDIATE RELEASE

PowerDsine Reports Record Third Quarter 2004 Financial Results
- - - - -
Third Quarter Sales of $11 Million; 71.8% Increase over
Third Quarter 2003 Revenues

     Hod Hasharon, Israel, October 19, 2004 – PowerDsine™ (NASDAQ: PDSN), today announced financial results for the third quarter ended September 30, 2004.

     For the third quarter of 2004, sales were $11.0 million, representing an increase of 71.8% over sales of $6.4 million for the third quarter of 2003, and an increase of 5.6% over sales of $10.4 million for the second quarter of 2004. This increase in sales was due to an increase in sales of our Power-over-Ethernet products and the continued development of the Power-over-Ethernet market.

      The company reported a net profit for the third quarter of 2004 of $0.9 million, or a $0.04 net profit per share diluted, compared with a net loss of $(0.6) million, or a $(0.38) net loss per share diluted, for the third quarter of 2003, and a net loss of $(3.0) million, or a $(0.56) net loss per share diluted, for the second quarter of 2004.

     Net profit for the third quarter of 2004 is net of $0.6 million of non-cash stock-based compensation expense, compared to $0.5 million of non-cash stock-based compensation expense in the third quarter of 2003, and $4.2 million of non-cash stock-based compensation expense in the second quarter of 2004.

     Non-GAAP net income excludes the effects of non-cash stock-based compensation. Non-GAAP net income for the third quarter of 2004 was $1.5 million, or $0.07 per share, compared to a non-GAAP net loss for the third quarter of 2003 of $(0.1) million, and non-GAAP net income for the second quarter of 2004 of $1.2 million, or $0.06 per share. The number of shares used to compute non-GAAP net income (loss) per share for the three month and nine month periods ended September 30, 2004 was 21.4 million, after factoring in the full effects of the initial public offering that occurred during the second quarter of 2004.

     As of September 30, 2004, the company had cash, cash equivalents and investments of $74.8 million compared to $14.8 million as of September 30, 2003. The company's cash equivalents and investments balance as of September 30, 2004 includes approximately $54.6 million in net proceeds from the company’s initial public offering completed on June 15, 2004, in which the company issued 5,100,000 new ordinary shares at a share price of $11.50.

     Commenting on the results, Igal Rotem, Chief Executive Officer of PowerDsine, said, “We are extremely pleased to report our eleventh consecutive quarter of revenue growth. Particularly encouraging was the fact that we were able to achieve sequential growth over what was an exceptionally strong second quarter. We can attribute this growth to increasing demand for our PoE solutions and believe that this trend will continue.”

“We believe that the PoE market is still in its early stages. As PoE technology continues to develop, new applications will become PoE enabled. We are beginning to see this trend develop and recognize the need to further develop this technology in order to facilitate the broader reach of PoE. With this in mind, we are working with others to develop a proposed new standard for the next generation Power over Ethernet technology. This proposed new standard will establish the protocol for delivery of higher power than current PoE technology. Next generation PoE will expand the range of products that can benefit from Power over Ethernet, and may create additional market opportunities for PowerDsine.”

     Mr. Rotem concluded, “We believe strongly in the potential of Power over Ethernet and in our position as a leader in this emerging market. We remain confident in our ability to continue executing our strategic objectives.”

Earnings Conference call

     The company will host a conference call to discuss its financial results and other third quarter business developments at 8:00 a.m. EDT on Tuesday, October 19, 2004. The call will be available live on the Internet at www.kcsa.com or www.powerdsine.com. Following the call, the webcast will be archived for a period of 30 days. There will be a replay available from 10:00 a.m. EDT, October 19, 2004 until October 26, 2004 at 11:59 p.m. EDT. To listen to the replay, please call (877) 519-4471 in the U.S. or (973) 341-3080 internationally. To access the replay, users will need to enter the following code: 4934380.

About PowerDsine

PowerDsine™ (NASDAQ: PDSN) designs, develops and supplies integrated circuits, modules and systems that enable the implementation of Power-over-Ethernet in local area networks, providing the capability to deliver and manage electrical power over data network cables. PowerDsine offers integrated products and system solutions to communications equipment manufacturers in the telecom and datacom industries who incorporate them into, or bundle them with, their products. For more information, please visit http://www.powerdsine.com

About Power-over-Ethernet Technology

PoE is a technology for wired Ethernet, the most widely installed local area network technology in use today. PoE allows the electrical power necessary for the operation of each device, to be carried by data cables rather than by separate power cords. It minimizes the number of wires that must be used in order to install the network, resulting in lower cost, less downtime, easier maintenance and greater installation flexibility.

Forward Looking Statements

Statements made in this press release that are not historical facts, including statements regarding our expectations of future events or our future financial performance, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions about PowerDsine and the matters covered in this release. You should not place undue reliance on these statements. Actual events or results may differ materially. Many factors may cause our actual results to differ materially from any forward looking statement, including acceptance of new products, costs relating to such products and other factors detailed in PowerDsine’s filings with the Securities and Exchange Commission, including its Registration Statement on Form F-1. The forward-looking statements are made as of this date and PowerDsine does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

You may register to receive PowerDsine’s future press releases or to download a complete Digital Investor Kit™ including press releases, regulatory filings and corporate materials by clicking on the “Digital Investor Kit™” icon at www.kcsa.com.

POWERDSINE LTD.
(An Israeli Corporation)

CONDENSED CONSOLIDATED BALANCE SHEET

AT SEPTEMBER 30, 2004

(U.S. dollars in thousands)

	September 30,	December 31,

	2004	2003

	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$19,690	$15,044
Restricted cash	500	500
Short-term investment	20,132	--
Accounts receivable	7,420	5,804
Inventories	2,860	1,065

Total current assets	50,602	22,413

PROPERTY AND EQUIPMENT - net	1,519	1,544

LONG-TERM INVESTMENT	34,481	--

OTHER ASSETS	1,670	1,448

Total assets	$88,272	$25,405

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:	12,240	5,550

ACCRUED SEVERANCE PAY	1,878	1,479

Total liabilities	14,118	7,029

TOTAL SHAREHOLDERS’ EQUITY	74,154	18,376

Total liabilities and shareholders' equity	$88,272	$25,405

POWERDSINE LTD.
(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE NINE MONTH AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2004

(U.S. dollars in thousands, except per share data)

	Three months ended		Nine months ended
	September 30		September 30

	2004	2003	2004	2003

	(unaudited)

SALES	$11,028	$6,429	$29,597	$17,278
COST OF SALES	5,389	3,210	14,518	8,504

GROSS PROFIT	5,639	3,219	15,079	8,774
RESEARCH AND DEVELOPMENT

EXPENSES	1,727	1,372	4,807	3,785

SELLING AND MARKETING EXPENSES
	1,956	1,505	5,490	4,415
GENERAL AND ADMINISTRATIVE

EXPENSES	744	522	1,779	1,480

STOCK - BASED COMPENSATION	580	487	5,415	767

INCOME (LOSS) FROM OPERATIONS	632	(667)	(2,412)	(1,673)
FINANCIAL INCOME – net	288	29	339	47

INCOME (LOSS) FOR THE PERIOD

BEFORE TAXES ON INCOME	920	(638)	(2,073)	(1,626)

TAXES ON INCOME	(28)	10	(99)	(14)

NET INCOME (LOSS) FOR THE PERIOD	$892	$(628)	$(2,172)	$(1,640)

NET INCOME (LOSS) PER ORDINARY SHARE:
Basic	$0.05	$(0.38)	$(0.25)	$(0.99)

Diluted	$0.04	$(0.38)	$(0.25)	$(0.99)

WEIGHTED AVERAGE SHARES USED IN COMPUTING
NET INCOME (LOSS) PER ORDINARY SHARE:
Basic	18,625,818	1,659,825	8,609,007	1,659,825

Diluted	20,482,645	1,659,825	8,609,007	1,659,825

PRO FORMA (NON-GAAP) NET INCOME (LOSS)	$1,472	$(141)	$3,243	$(873)

PRO FORMA (NON-GAAP) NET INCOME (LOSS)

PER ORDINARY SHARE, Basic and diluted	$0.07	$(0.01)	$(0.15)	$(0.04)

POWERDSINE LTD.
(An Israeli Corporation)
Reconciliation of GAAP to Non-GAAP Financial Measures
(U.S. dollars in thousands)

To supplement our consolidated financial statements presented in accordance with GAAP, we have shown above a pro forma, non-GAAP, measure of net income (loss), which is adjusted from our GAAP results to exclude stock-based compensation. We have provided this non-GAAP measure to enhance the user’s overall understanding of our historical financial performance and to make period to period comparisons more meaningful. Specifically, we believe this non-GAAP measure of net income (loss) provides useful information to both management and investors by excluding stock-based compensation expense.

	Three Months Ended		Nine Months Ended

	September 30		September 30

	2004	2003	2004	2003

GAAP net Profit (loss) – for the period	$892	$(628)	$(2,172)	$(1,640)

Stock-based compensation expense	582	487	5,415	767

Pro forma (non-GAAP) net income (loss) – for the	1,472	(141)	3,243	(873)
period